SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2011
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Press Release dated October 20, 2011

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 3 Financial Results
EPS increases by 12.1% to 18.5 cents per ADR
DUBLIN, Ireland (October 20, 2011).... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2011.
Quarter 3 Results
Total revenues for Q3, 2011 were $19.8m which compares to $18.7m in Q3, 2010, representing an increase of 6%.
Point-of-care revenues for Q3, 2011 decreased by 6% when compared to Q3, 2010. This was attributable to lower HIV sales in Africa mainly due to timing factors. Consequently it is expected that this will be offset by correspondingly increased revenues in Q4, 2011.
Clinical Laboratory revenues increased from $14.5m to $15.9m, which represents an increase of 9% compared to Q3, 2010. However, excluding Fitzgerald revenues, which fell by 6% in the quarter, the increase in our core diabetes/infectious diseases revenues was 13%.
Revenues for Q3, 2011 by key product area were as follows:

	2010	2011	Increase/
	Quarter 3	Quarter 3	Decrease
	US$’000	US$’000%
Point-of-Care	4,202	3,941	-6%
Clinical Laboratory	14,547	15,885	9%
Total	18,749	19,826	6%
Gross profit for Q3, 2011 amounted to $10.3m representing a gross margin of 51.7% which compares favourably to the gross margin of 50.6% for the same period in 2010. This continues the trend of improving gross margins since the divestiture of the coagulation product line in Q2, 2010.
Research and Development expenses increased from $0.8m to $0.9m, an increase of 13.1%. Meanwhile, Selling, General and Administrative (SG&A) expenses have decreased by 8.5% to $5.2m compared to Q3, 2010. This is due to the elimination of costs which were initially retained during the transition period following the divestiture of the coagulation product line.
Operating profit for Q3, 2011 was $4.1m, and represents an increase of over 25% when compared with Q3, 2010. Operating margin at 20.7% remains above our target of 20% and represents a significant improvement compared to the 17.4% reported in Q3, 2010.

Net financial income for Q3, 2011 was $0.5m which compares to net financial income of $0.4m in Q3, 2010. This improvement is attributable to a lower interest expense due to the repayment of some minor elements of lease and other financing, in addition to higher interest income being earned on increased cash balances. The tax charge for Q3, 2011 was $0.7m which represents an effective tax rate of 15.3%. This compares with an effective rate of 6.6% in Q3, 2010, which was lower due to the utilisation of tax losses forward.
Profit After Tax was $3.9m which is an increase of 12.2% over Q3, 2010. Similarly, EPS for Q3, 2011 increased by 12.1% from 16.5 cents to 18.5 cents.
Free Cash Flows generated during the quarter were slightly over $3m. This in turn was offset by $3m spent on share repurchases and the payment of a scheduled deferred consideration payment of $0.3m in relation to the acquisition of Phoenix Biotech. The net result is that our cash position has remained broadly static at $71.1m.
Share buyback
During the quarter we repurchased 291,223 ADRs at an average price of $10.28 as part of our share buyback program. The total amount spent on repurchases during the quarter was just over $3m.
Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “We are very pleased with our results this quarter as we are showing improvements in all of our key indicators. Revenues have grown by 6% and profits and EPS are each up by over 12%. This increase in profitability was achieved notwithstanding the increase of over $500,000 in the tax charge this quarter when compared to the particularly low effective tax rate in quarter 3, 2010. Meanwhile, our gross margin has increased to 51.7% and our operating margin has continued to improve, reaching a new high of 20.7%. We continue to generate strong cash flows, which in this quarter were used to fund our on-going share buyback program.”
Ronan O’Caoimh, CEO stated “We continue to deliver on our key objectives of simultaneously growing revenues and profitability. We are particularly pleased with the 13% organic revenue growth in our key infectious diseases and diabetes business. This was achieved before the impact of our new A1c instrument, Premier, which has just been launched. Meanwhile, we are making excellent progress on the development of our new point-of-care products, the first of which will be submitted to the FDA for approval later this year.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
(US$000’s except share data)	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	19,826	18,749	57,935	70,388

Cost of sales	(9,571)	(9,262)	(28,119)	(36,215)

Gross profit	10,255	9,487	29,816	34,173
Gross profit %	51.7%	50.6%	51.5%	48.5%

Other operating income	191	651	721	1,234

Research & development expenses	(857)	(758)	(2,344)	(3,750)
Selling, general and administrative expenses	(5,237)	(5,721)	(15,500)	(20,426)
Indirect share based payments	(252)	(392)	(1,006)	(779)

Operating profit	4,100	3,267	11,687	10,452

Non-recurring items	—	(587)	—	46,474

Financial income	549	514	1,822	792
Financial expenses	(3)	(69)	(10)	(426)

Net financial income	546	445	1,812	366

Profit before tax	4,646	3,125	13,499	57,292

Income tax expense on operating activities	(711)	(206)	(1,950)	(888)
Income tax credit on non-recurring items	—	—	—	354

Profit for the period	3,935	2,919	11,549	56,758

Profit for the period (excluding non-recurring items)	3,935	3,506	11,549	9,930

Earnings per ADR (US cents)	18.5	13.8	54.1	268.6
Earnings per ADR (US cents) — excluding non-recurring items	18.5	16.5	54.1	47.0

Diluted earnings per ADR (US cents)	17.7	13.5	51.8	263.9
Diluted earnings per ADR (US cents) — excluding non-recurring items	17.7	16.2	51.8	46.2

Weighted average no. of ADRs used in computing basic earnings per ADR	21,297,539	21,183,785	21,345,527	21,127,858
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Sept 30,	June 30,	March 31,	Dec 31,
	2011	2011	2011	2010
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	7,603	7,260	6,630	5,999
Goodwill and intangible assets	43,515	41,799	40,267	37,248
Deferred tax assets	3,950	4,158	4,385	4,680
Other assets	509	534	11,729	11,623

Total non-current assets	55,577	53,751	63,011	59,550

Current assets
Inventories	19,478	18,971	18,636	17,576
Trade and other receivables	23,172	23,686	24,078	25,529
Income tax receivable	156	199	91	217
Cash and cash equivalents	71,128	71,422	59,818	58,002

Total current assets	113,934	114,278	102,623	101,324

TOTAL ASSETS	169,511	168,029	165,634	160,874

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,103	1,097	1,094	1,092
Share premium	2,683	2,055	1,743	161,599
Accumulated surplus/(deficit)	141,177	139,928	137,705	(25,412)
Other reserves	4,008	4,008	4,008	4,008

Total equity	148,971	147,088	144,550	141,287

Current liabilities
Interest-bearing loans and borrowings	152	176	174	162
Income tax payable	812	770	890	597
Trade and other payables	11,411	12,153	12,680	11,447
Provisions	50	50	50	50

Total current liabilities	12,425	13,149	13,794	12,256

Non-current liabilities
Interest-bearing loans and borrowings	—	34	74	111
Other payables	16	62	52	30
Deferred tax liabilities	8,099	7,696	7,164	7,190

Total non-current liabilities	8,115	7,792	7,290	7,331

TOTAL LIABILITIES	20,540	20,941	21,084	19,587

TOTAL EQUITY AND LIABILITIES	169,511	168,029	165,634	160,874

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
(US$000’s)	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	71,422	50,042	58,002	6,078

Operating cash flows before changes in working capital	5,029	5,260	14,967	14,586
Changes in working capital	(335)	(332)	(231)	1,357

Cash generated from operations	4,694	4,928	14,736	15,943

Net Interest and Income taxes received/(paid)	417	347	1,463	(230)

Capital Expenditure & Financing (net)	(2,069)	(1,515)	(6,268)	(4,950)

Free cash flow	3,042	3,760	9,931	10,763

Proceeds from sale of Coagulation product line	—	—	11,250	66,517

Cash paid to acquire Phoenix Bio-tech	(333)	—	(1,833)	—

Repurchase of own company shares	(3,003)	—	(4,073)	—

Dividend Payment	—	—	(2,149)	—

Repayment of bank debt	—	—	—	(29,556)

Cash and cash equivalents at end of period	71,128	53,802	71,128	53,802

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: October 21, 2011.